UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-51582

HERCULES OFFSHORE, INC.

(Exact name of registrant as specified in its charter)

9 Greenway Plaza, Suite 2200

Houston, Texas 77046

(713) 350-5100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.011

(Title of each class of securities covered by this Form)

Common Stock, par value $0.012

Warrants to purchase Common Stock, $0.01 par value per share, exercisable on or before November 8, 20213

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Zero

[1]	Relates to the Common Stock, par value, $0.01 (the “Old Common Stock”), that was cancelled on November 6, 2015 in connection with the effective date of the Joint Pre-Packaged Plan of Reorganization of Hercules Offshore, Inc. and certain of its subsidiaries under Chapter 11 of the Bankruptcy Code.
[2]	Relates to the Common Stock, par value, $0.01 (the “New Common Stock”), that was registered with the Securities and Exchange Commission on November 6, 2015 after the cancellation of the Old Common Stock.
[3]	Warrants relate to the New Common Stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, Hercules Offshore, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HERCULES OFFSHORE, INC.

Date: November 3, 2016	By:	/s/ Beau M. Thompson
	Name:	Beau M. Thompson
	Title:	Senior Vice President, General Counsel and Secretary